UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

On January 26, 2022, Nam Tai Property Inc. (the “Company”) filed a claim in the Commercial Division of the Eastern Caribbean Supreme Court (the “Court”) in the British Virgin Islands (“BVI”) against Greater Sail Limited (“Greater Sail”), a wholly-owned affiliate of Kaisa Group Holdings Limited (“Kaisa Group”). On January 31, 2022, the Court made an order for temporary injunction (the “Order”), a copy of which is attached at Exhibit 99.3 hereto.

Among other things, the Order required Greater Sail to send letters to all of the Administration for Market Regulation’s branches it has contacted in China to withdraw its objections to the Company’s new Board assuming on-shore control through the appointment of new officers and representatives for its Chinese subsidiaries, and a form of the letter included as a schedule to the Order is attached as Exhibit 99.4 hereto.

There will be a further hearing in respect of the Order on February 24 2022.

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated February 1, 2022, issued by the Company

99.2	Press release, dated February 1, 2022, issued by the Company (Chinese translation)

99.3	Order of the Eastern Caribbean Supreme Court, High Court of Justice of the Virgin Islands, Commercial Division, on Claim No. BVIHC (COM) 2022/0016, dated February 1, 2022

99.4	Template letter to be sent by Greater Sail Limited, attached as Schedule 3 to the Order

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022

NAM TAI PROPERTY INC.

By:	/s/ Steven Parker
Name:	Steven Parker
Title:	Interim Chief Financial Officer and Authorized Signatory